March 26, 2025

John Gillard
Chief Executive Officer and Director
Trinity Biotech plc
IDA Business Park
Bray, County Wicklow,
A98 H5C8
Ireland

        Re: Trinity Biotech plc
            Registration Statement on Form F-3
            Filed March 21, 2025
            File No. 333-286020
Dear John Gillard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mary Brown, Esq.